Molecular Data Inc.

11/F, Building 15, 2177 Shenkun Road

Minhang District, Shanghai 201106

People’s Republic of China

June 21, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Molecular Data Inc.
Registration Statement on Form F-3, as amended
Originally filed on May 25, 2021
Registration No. 333-256451

Dear Sir or Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Molecular Data Inc. hereby requests the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form F-3, as amended by that Amendment No. 1 to Form F-3 filed June 11, 2021, to become effective on June 23, 2021, at 4:00 PM Eastern Time, or as soon thereafter as is practicable.

Please feel free to direct any questions or comments concerning this request to our U.S. legal counsel, Anthony W. Basch.

Sincerely,

By:	/s/ Steven Foo
Steven Foo

Chief Executive Officer and Chief Financial Officer